Filed by:
Fulton Financial Corporation
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Columbia Bancorp
(Commission No. 000-24302)

FOR IMMEDIATE RELEASE	Contact: Office:	Laura J. Wakeley 717-291-2739
Fulton Financial Corporation announces preliminary results of election regarding merger consideration in acquisition of Columbia Bancorp
     (January 25) — Lancaster, PA — Fulton Financial Corporation (Nasdaq: FULT) today announced the preliminary results of elections made by Columbia Bancorp (Nasdaq: CBMD) shareholders regarding the form of merger consideration to be received in the pending acquisition of Columbia Bancorp by Fulton Financial.
     Columbia Bancorp shareholders had the ability to elect to receive 100% of the merger consideration in FFC stock, 100% in cash, or a combination of FFC stock and cash. The elections were subject to proration to achieve a result where, at a minimum, 20% and, at a maximum, 50% of Columbia Bancorp’s outstanding shares will be converted into the cash consideration. Those shares of Columbia Bancorp’s stock that will be converted into FFC stock will be exchanged based on a fixed exchange ratio of 2.325 shares of FFC stock for each share of Columbia Bancorp’s stock. Those shares of Columbia Bancorp stock that will be converted into cash will receive $42.48 per share of Columbia Bancorp stock.
     Preliminary election results show that, of the 6,940,771 shares of Columbia Bancorp stock outstanding as of January 19, 2006:

     3,159,266 shares, or 45.5 percent, elected to receive cash;
     2,715,578 shares, or 39.1 percent, elected to receive Fulton Financial Corporation stock;
     1,065,926 shares, or 15.4 percent, did not make a valid election.
     As a result of the foregoing elections, it is anticipated that persons who made valid elections will receive the consideration they elected to receive, without proration. Shares not subject to a valid election will be converted into cash until the total amount of cash is equal to 50% of the merger consideration and thereafter into Fulton Financial Corporation stock. The exact merger consideration for each share of Columbia Bancorp stock, and the allocation of the merger consideration, will be computed using the formula in the merger agreement and will be based on, among other things, the actual number of shares of Columbia Bancorp stock outstanding immediately prior to the closing date and the final results of the election process. A press release announcing the final merger consideration for each share of Columbia Bancorp stock will be issued after the final results are determined.
     Fulton Financial expects to complete its acquisition of Columbia Bancorp on February 1, 2006.
Forward-looking Statements:
This news release may contain forward-looking statements about Fulton Financial Corporation’s future financial performance. Forward-looking statements are encouraged by the Private Securities Litigation Reform Act of 1995.
Such forward-looking information is based upon certain underlying assumptions, risks and uncertainties. Because of the possibility of change in the underlying assumptions, actual results could differ materially from these forward-looking statements. Risks and uncertainties that may affect future results include: pricing pressures on loans and deposits, actions of bank and non-bank competitors, changes in local and national economic conditions, changes in regulatory requirements, actions of the Federal Reserve Board, creditworthiness of current borrowers, the Corporation’s success in merger and acquisition integration, and customers’ acceptance of the Corporation’s products and services. Fulton Financial Corporation does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.
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2006

Additional Information and Where to Find It: A Registration Statement on Form S-4, including a Proxy Statement/Prospectus, has been filed with and declared effective by the SEC in connection with the proposed transaction. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about Fulton, Columbia Bancorp, the acquisition of Columbia Bancorp by Fulton, the persons soliciting proxies relating to the merger, their interests in the merger and related matters. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Fulton by directing a request to George R. Barr, Secretary, at (717) 291-2411 or from Columbia Bancorp by directing a request to Sibyl S. Malatras, Secretary, at (410) 423-8024.
In addition to the Registration Statement and the Proxy Statement/Prospectus, Fulton and Columbia Bancorp file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information at the SEC public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Fulton’s and Columbia Bancorp’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.